UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

CONSUMER PORTFOLIO SERVICES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

210502 100

(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners IV, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Robert W. Guazzo, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 (212) 806-5581

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210502 100
1.	Names of Reporting Persons. Levine Leichtman Capital Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: – 0 – Shares
	8.	Shared Voting Power: 4,001,895 Shares (See Item 5)
	9.	Sole Dispositive Power: – 0 – Shares
	10.	Shared Dispositive Power: 4,001,895 Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,895 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.98% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 210502 100
1.	Names of Reporting Persons. LLCP Partners IV GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: – 0 – Shares
	8.	Shared Voting Power: 4,001,895 Shares (See Item 5)
	9.	Sole Dispositive Power: – 0 – Shares
	10.	Shared Dispositive Power: 4,001,895 Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,895 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.98% (See Item 5)
14.	Type of Reporting Person OO

CUSIP No. 210502 100
1.	Names of Reporting Persons. Levine Leichtman Capital Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (c) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: – 0 – Shares
	8.	Shared Voting Power: 4,001,895 Shares (See Item 5)
	9.	Sole Dispositive Power: – 0 – Shares
	10.	Shared Dispositive Power: 4,001,895 Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,895 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.98% (See Item 5)
14.	Type of Reporting Person CO

CUSIP No. 210502 100
1.	Names of Reporting Persons. Arthur E. Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (d) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: – 0 – Shares
	8.	Shared Voting Power: 4,001,895 Shares (See Item 5)
	9.	Sole Dispositive Power: – 0 – Shares
	10.	Shared Dispositive Power: 4,001,895 Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,895 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.98% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 210502 100
1.	Names of Reporting Persons. Lauren B. Leichtman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (e) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: – 0 – Shares
	8.	Shared Voting Power: 4,001,895 Shares (See Item 5)
	9.	Sole Dispositive Power: – 0 – Shares
	10.	Shared Dispositive Power: 4,001,895 Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,895 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.98% (See Item 5)
14.	Type of Reporting Person IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners IV L.P., a Delaware limited partnership (the “Partnership”), LLCP Partners IV GP, LLC, a Delaware limited liability company (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 3 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”).

This Amendment amends and supplements the Schedule 13D originally filed by or on behalf of the Reporting Persons with the Commission on July 9, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on September 26, 2008 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed with the Commission on July 28, 2009 (“Amendment No. 2”). The Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 is referred to herein as the “Amended Schedule 13D”.

The Amended Schedule 13D and this Amendment relate to the common stock, no par value per share (“Common Stock”), of Consumer Portfolio Services, Inc., a California corporation (the “Issuer”).

This Amendment is being filed pursuant to a Joint Reporting Agreement dated July 9, 2008, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D, among and on behalf of the Reporting Persons. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 4.	Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

On December 23, 2010, the Issuer and the Partnership entered into the Third Amendment to Securities Purchase Agreement (the “Third SPA Amendment”), pursuant to which, (i) the Issuer sold to the Partnership 880,000 shares of its Common Stock for a purchase price of $753,280; (ii) the Issuer sold to the Partnership on December 28, 2010 1,870 shares of Series B Convertible Preferred Stock, the rights and privileges of which are set forth in a Certificate of Determination of Rights and Privileges of Series B Convertible Preferred Stock (the “Certificate of Determination”); (iii) the Issuer increased its borrowings from the Purchaser, and delivered to the Purchaser a Secured Senior Note Due 2013 in the principal face amount of $27,750,000 evidencing such debt; and (iv) amended and restated the previously-issued Term A Note and Term B Note to extend the maturity thereof to December 31, 2013. The 1,870 shares of Series B Convertible Preferred Stock will (i) automatically convert into an aggregate of 1,870,000 shares of Common Stock upon the vote or written consent of a majority of the outstanding shares of Series B Convertible Preferred Stock, subject to the prior affirmative vote of a majority of the shares of Common Stock casting votes approving such conversion; and (ii) accrue dividends at a rate of 12% per annum from the date of issue (which dividends will be cancelled if the shares convert into Common Stock on or prior to January 1, 2012).

The Third SPA Amendment is attached as Exhibit 99.11 hereto. The description contained in this Item 4 of the Third SPA Amendment is qualified in its entirety by reference to the full text of such document, the terms of which are contained in the exhibits attached hereto and incorporated herein by this reference.

The Certificate of Determination is attached as Exhibit 99.12 hereto. The description contained in this Item 4 of Certificate of Determination is qualified in its entirety by reference to the full text of such document, the terms of which are contained in the exhibits attached hereto and incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 4,001,895 shares of Common Stock. Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of December 23, 2010, approximately 19.98% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act), assuming that 20,023,102 shares of Common Stock were issued and outstanding as of such date. The 20,023,102 share figure is equal to the sum of 17,246,207 (the number of shares of Common Stock issued and outstanding as of November 8, 2010, as reported by the Issuer in its Form 10-Q dated November 12, 2010) plus 1,896,895 shares of Common Stock issuable upon exercise of warrants held by the Partnership, plus the 880,000 shares of Common Stock purchased pursuant to the Third SPA Amendment.

In addition, the Reporting Persons may be deemed to be the beneficial owners, solely for purposes of electing or appointing the LLCP Representative to the Board under the Investor Rights Agreement as described in Items 4 above and 6 below, of the shares of Common Stock beneficially owned by Mr. Bradley. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by Mr. Bradley and disclaim beneficial ownership of such shares.

(b)	The Partnership may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,001,895 shares of Common Stock.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,001,895 shares of Common Stock.

By virtue of being the manager of the General Partner, Capital Corp. may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,001,895 shares of Common Stock.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,001,895 shares of Common Stock.

(c)	Other than the transactions described above, none of the Reporting Persons has effectuated any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

On December 23, 2010, the Issuer and the Partnership entered into the Third SPA Amendment, pursuant to which, (i) the Issuer sold to the Partnership 880,000 shares of its Common Stock for a purchase price of $753,280; (ii) the Issuer sold to the Partnership on December 28, 2010 1,870 shares of Series B Convertible Preferred Stock, the rights and privileges of which are set forth in the Certificate of Determination; (iii) the Issuer increased its borrowings from the Purchaser, and delivered to the Purchaser a Secured Senior Note Due 2013 in the principal face amount of $27,750,000 evidencing such debt; and (iv) amended and restated the previously-issued Term A Note and Term B Note to extend the maturity thereof to December 31, 2013. The 1,870 shares of Series B Convertible Preferred Stock will (i) automatically convert into an aggregate of 1,870,000 shares of Common Stock upon the vote or written consent of a majority of the outstanding shares of Series B Convertible Preferred Stock, subject to the prior affirmative vote of a majority of the shares of Common Stock casting votes approving such conversion; and (ii) accrue dividends at a rate of 12% per annum from the date of issue (which dividends will be cancelled if the shares convert into Common Stock on or prior to January 1, 2012).

The Third SPA Amendment is attached as Exhibit 99.11 hereto. The description contained in this Item 6 of Third SPA Amendment is qualified in its entirety by reference to the full text of such document, the terms of which are contained in the exhibits attached hereto and incorporated herein by this reference.

The Certificate of Determination is attached as Exhibit 99.12 hereto. The description contained in this Item 6 of Certificate of Determination is qualified in its entirety by reference to the full text of such document, the terms of which are contained in the exhibits attached hereto and incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.11	Third Amendment to Securities Purchase Agreement, dated as of December 23, 2010, by and between Levine Leichtman Capital Partners IV, L.P., and Consumer Portfolio Services, Inc.

99.12	Certificate of Determination of Rights and Privileges of Series B Convertible Preferred Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2011	LEVINE LEICHTMAN CAPITAL PARTNERS IV, L.P., a Delaware limited partnership

	By:	LLCP Partners IV GP, LLC, a Delaware limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

			By:	/s/ STEVEN E. HARTMAN
Steven E. Hartman
Vice President

LLCP PARTNERS IV GP, LLC, a Delaware limited liability company

	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

		By:	/s/ STEVEN E. HARTMAN
Steven E. Hartman
Vice President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

	By:	/s/ STEVEN E. HARTMAN
Steven E. Hartman
Vice President

/s/ ARTHUR E. LEVINE
ARTHUR E. LEVINE

/s/ LAUREN B. LEICHTMAN
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description

99.11	Third Amendment to Securities Purchase Agreement, dated as of December 23, 2010, by and between Levine Leichtman Capital Partners IV, L.P., and Consumer Portfolio Services, Inc.

99.12	Certificate of Determination of Rights and Privileges of Series B Convertible Preferred Stock